Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of CIS Acquisition Ltd. (a development stage company) (the “Company”) on Form F-1 of our report dated March 19, 2012, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of CIS Acquisition Ltd. (a development stage company) as of February 17, 2012 and for the period from November 28, 2011 (inception) through February 17, 2012, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, New York

March 19, 2012